UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-18046

First Federal Capital Corp
(Exact name of registrant as specified in its charter)

605 State Street
La Crosse, Wisconsin 54601
(608) 784-8000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Common Stock, par value $0.10 per share
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, First Federal Capital Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST FEDERAL CAPITAL CORP

Date: October 29, 2004                                         By:  /s/ Brian R. Bodager
                                                                                   Name:  Brian R. Bodager
                                                                                   Title:    Chief Administrative Officer,
                                                                                              General Counsel and
                                                                                              Corporate Secretary